February 3, 2006

By Facsimile and U.S. Mail

Howard Burnston
Gunster Yoakley & Stewart, P.A.
Phillips Point
Suite 500 East
777 South Flagler Drive
West Palm Beach, Florida 33401-6194

	Re:	Cruzan International, Inc.
		Schedule 13E-3, Amendment No. 1 filed by Cruzan
International, Inc.,
      The Absolut Spirits Company, Inc., V&S Vin Spirit AB and Cruzan Acquisition, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed January 20, 2006

Dear Mr. Burnston:

	We have the following comments on the above-referenced filings.
Please note that we have limited our review to issues related to Rule
13e-3:

Schedule 13e-3
1. We note the legend in this document. Please provide the legend on the first page of the document to be disseminated to security holders. See Rule 13e-3(e)(1)(iii).
2. We note your response to comments 2 and 4 and disagree with your conclusion that these agreements are not materially related to the Rule 13e-3 transaction. Please revise the filing to describe these agreements and to file them as exhibits, to the extent you have not done so. Also, it appears you should replace the omitted language discussed at the end of the second paragraph of your response.

Preliminary Proxy Statement on Schedule 14A
Summary of the Proxy Statement, page 1
3. Your response to comment 3 is unclear. Does the current disclosure reflect the fairness determination of the prior board or the current board? We note that you have removed the references to the prior board, but the disclosure indicates that the board reached its fairness determination on the same date that was disclosed in the initial filing. It appears that both fairness determinations may be material to investors in this context.
Background of the Merger, page 15
4. We disagree with your analysis in response to comment 5. You must summarize all reports, including preliminary and final reports and oral and written reports. Please revise the filing accordingly. See In the Matter of Meyers Parking System, Inc., Exchange Act Release No. 26069 (Sept. 12, 1988) and the no-action letter Charles
L. Ephraim (Sept. 30, 1987).

Recommendation of the Special Committee and the Board of Directors, page 22
5. We reissue comments 7 and 15 in part. To the extent you have not done so, please clarify what consideration the board gave to each of the factors in Instruction 2 to Item 1014 of Regulation M-A, or further explain why any factors not considered were not material. For example, you state, "Neither the special committee nor Houlihan
Lokey deemed the liquidation approach relevant for purposes of determining the fair value of Cruzan as a going concern." As liquidation value provides the value of the assets of a company assuming it is no longer a going concern, please revise to clarify why the board did not believe liquidation value was material to its analysis.

Opinion of Houlihan Lokey, page 23
6. We reissue comment 10. Our comment sought revised disclosure to clarify how Houlihan Lokey was selected as the financial advisor. For example, did the special committee consider any other advisors?
If so, what process did they undertake to choose Houlihan?
The Merger Agreement, page 44
7. We reissue comment 19. As stated in our prior comment, revise the second paragraph to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.
Information Concerning Cruzan Common Stock Transactions, page 59
8. We note your response to comment 20 and reissue the comment. Provide additional information about the timing of the rights offering, such as when the rights offering closed in comparison to the date the Form 8-K was filed. Also, as you state that two of the selling security holder had representatives on the Cruzan board, then it appears that the Cruzan board was aware of the negotiations.
It
remains unclear why the prospectus wasn`t revised to reflect this information. Please further clarify. Finally, revise the background section to disclose this information and the consideration received by your executives as a result of the rights offering. See Item 1011(b) of Regulation M-A.


Fairness Opinion, Annex B
9. We disagree with your analysis in response to comment 21 and reissue the comment. Please see the discussion regarding disclaimers in financial advisor`s opinions in Section II.D.1 in the Division of
Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website at www.sec.gov.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262 or to Jeffrey
Werbitt at (202) 551-3456.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Howard S. Burnston
February 3, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE